[redacted]

13010553

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Eck Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce J. Smith (212) 293-2050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Securities Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON Y. EMANUEL
Notary Public, State of New York
No. 01EM5077310
Qualified in Queens County
Commission Expires May 5, 2015

Signature

SVP & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

VAN ECK SECURITIES CORPORATION

(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Van Eck Securities Corporation:

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2013

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	269,554
Investments in marketable securities (cost $3,286,647)		3,281,554
Commissions receivable		77,280
Distribution receivable		22,659
Due from affiliate, net		2,826,126
Prepaid expenses		682,889
Furniture and equipment, less accumulated depreciation of $139,949		193,026
Net deferred tax asset		43,904
Total assets	$	7,396,992
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,344,660
Commissions payable		416,887
Total liabilities		1,761,547
Stockholder's equity:		
Common stock, par value $1 per share. Authorized and issued 10,000 shares		10,000
Additional paid-in capital		81,405,095
Accumulated deficit		(75,779,650)
Total stockholder's equity		5,635,445
Total liabilities and stockholder's equity	$	7,396,992

See accompanying notes to the statement of financial condition.

(1) Nature of Business

Van Eck Securities Corporation (the Company) is a wholly owned subsidiary of Van Eck Associates Corporation (the Parent or Parent Company) and a registered broker-dealer under the Securities and Exchange Act of 1934, as amended. Its business is limited to acting as general distributor of the Van Eck Family of Funds (the Funds), which are open-end investment companies registered under the Investment Company Act of 1940. The Company does not hold funds or securities for, or owe money or securities to, customers. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash held with financial institutions and highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

(c) Investments in Marketable Securities

Marketable securities, which consist principally of mutual and money market fund investments, are recorded at fair value based on the reported net asset value of the respective investment at the end of each business day. All securities transactions are recorded on a trade-date basis.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management discloses financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company classifies as Level 1 its investments in marketable securities that are valued based on net asset values. During the year ended and as of December 31, 2012, the Company did not directly hold any instruments that are valued based on inputs other than quoted market prices in active markets for identical assets and liabilities (Level 2) or unobservable inputs through the application of management's assumptions and internal valuation pricing models (Level 3).

	Total at December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in marketable securities:				
Mutual Funds	$ 1,490,787	1,490,787	—	—
Money Market Funds	1,790,767	1,790,767	—	—
Total investments in marketable securities	$ 3,281,554	3,281,554	—	—

(d) Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5 – 10 years).

(3) Affiliated Parties

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds and providing sales and marketing services to Van Eck Absolute Return Advisers Corp. (VEARA), a wholly owned subsidiary of the Parent.

Payroll, rent and certain other direct operating expenses are allocated by the Parent to its subsidiaries, including the Company, based upon the Company's proportionate share of resources. In addition, the Parent allocates certain administrative and support overhead expenses based on the administrative service agreement dated September 1, 2009, as amended. Intercompany payables due from the Company to the Parent are forgiven each month, with a corresponding increase to additional paid-in capital.

The Company also has entered into an expense sharing agreement with VEARA dated December 3, 2010, whereby certain marketing expenses are allocated by the Company to VEARA. In addition, VEARA fully reimburses the Company for the direct sales expenses incurred on its behalf.

(4) Income Taxes

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its Parent and other related companies. The members of the consolidated group have elected to

allocate income taxes among the members of the group under a method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. The earliest years for which the Company is subject to federal and state and local tax examinations are 2011 and 2009, respectively.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company did not have any unrecognized tax benefits related to uncertain tax positions at the beginning or end of the year ended December 31, 2012.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management believes that it is more likely than not that all deferred tax assets will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2012 are as follows:

Deferred tax assets:		
Accrued expenses	$	49,370
Unrealized loss on investments		2,261
Gross deferred tax assets		51,631
Valuation allowance		—
Net deferred tax assets		51,631
Deferred tax liabilities:		
Depreciation of furniture and equipment		7,727
Total deferred tax liabilities		7,727
Net deferred tax assets	$	43,904

(Continued)

(5) Off-Balance-Sheet Risk and Credit Risk

As discussed in note 1, the Company acts as general distributor of the Van Eck Family of Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had regulatory net capital and regulatory net capital requirements of $1,547,663 and $117,436, respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.138 to 1.

The Company has experienced operating losses in recent years. The Company has been supported by the Parent on an as-needed basis. The Parent has confirmed to the Company that it will provide support sufficient for the Company to satisfy, on a timely basis, all liabilities and obligations arising from operations incurred in the ordinary course of business that the Company is unable to satisfy when due through and including January 1, 2014.

(7) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2013, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the financial statements.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Van Eck Securities Corporation:

In planning and performing our audit of the financial statement of Van Eck Securities Corporation (the Company), a wholly owned subsidiary of Van Eck Associates Corporation, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013